UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Uni-Fuels Holdings Limited

9 Temasek Boulevard, Suntec Tower 2 #19-03

Singapore 038989

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Operating and Financial Review and Prospects for the six months ended June 30, 2026

Uni-Fuels Holdings Limited (the “Company”) (Nasdaq: UFG) is furnishing as Exhibit 99.1 to this Report on Form 6-K its Operating and Financial Review and Prospects for the six months ended June 30, 2026. The review should be read together with the Company’s unaudited condensed consolidated financial statements for that period, previously furnished as Exhibit 99.1 to its Report on Form 6-K dated September 9, 2026.

This Report on Form 6-K, including Exhibits 99.1, is expressly incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-292786) and the prospectus forming part thereof, as amended or supplemented.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business , the risk that we may be unable to realize our anticipated growth strategies and expected internal growth, changes in the availability and cost of professional staff which we require to operate our business, changes in customers’ preferences and needs, changes in competitive conditions and our ability to compete under such conditions, changes in our future capital needs and the availability of financing and capital to fund such needs, changes in currency exchange rates or interest rates, projections of revenue, profits, earnings, capital structure and other financial items, changes in our plan to enter into certain new business sectors and other factors beyond our control and other risks contained in reports filed by the Company with the SEC. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uni-Fuels Holdings Limited

Date: September 28, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Operating and Financial Review and Prospects for the six months ended June 30, 2026

4